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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIS Brokerage & Securities Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Enterprise Avenue
(No. and Street)

Geneva	IL	60134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E Randolph Street	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

L.C.

OATH OR AFFIRMATION

I, Jason M. Carver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIS Brokerage & Securities Services LLC, as of February 24, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Colleen M Benjamin
Notary Public, State of Illinois
My Commission Expires 3/30/2019

[Signature]
Signature

Vice President, Finance
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIS Brokerage & Securities Services LLC
Index
December 31, 2016

Page(s)

Financial Statements

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
FIS Brokerage & Securities Services LLC:

We have audited the accompanying statement of financial condition of FIS Brokerage & Securities Services LLC as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FIS and Brokerage & Securities Services LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 24, 2017

FIS Brokerage & Securities Services LLC
Statement of Financial Condition
December 31, 2016

Assets	
Cash and cash equivalents	$ 44,202,105
Cash and securities segregated under federal regulations	261,813
Receivable from brokers and dealers	9,839,201
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $29,292,447	9,404,856
Receivable from affiliates	530,403
Accounts receivable, net of allowance of $564,805	17,151,794
Deferred tax asset, net	9,457,932
Prepaid expenses and other assets	1,608,951
Total assets	$ 92,457,055
Liabilities and Member's Equity	
Payable to brokers and dealers	$ 1,115,880
Payable to Parent and affiliates	8,574,642
Accrued compensation and benefits	5,360,304
Accounts payable, accrued expenses and other liabilities	8,216,850
Total liabilities	23,267,676
Member's equity	69,189,379
Total liabilities and member's equity	$ 92,457,055

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

FIS Brokerage & Securities Services LLC (the "Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the business of providing execution services for other broker-dealers and institutional customers using a proprietary algorithmic execution system and electronic communication networks ("ECNs"). The Company also provides technology solutions to institutional entities seeking electronic means to communicate trade information messaging. The Company has entered into clearing agreements with multiple broker-dealers to process and clear all of the Company's securities transactions on a fully disclosed basis. On October 31st 2016, the Company's sole member, Online Securities Inc. was merged into FIS Investment Ventures LLC The Company's sole member, FIS Investment Ventures LLC is an indirect, wholly owned subsidiary of Fidelity National Information Services, Inc. ("FIS") ("Parent"). FIS Investment Ventures LLC receives the full allocation of net profits and losses of the Company.

2. Summary of Significant Accounting Policies

a) Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months.

c) Accounts Receivable & Reserve

Accounts receivable are recorded at the invoiced amount. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company's customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

d) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange determined by the year-end spot rate.

e) Furniture, equipment, software and leasehold improvements depreciation

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives.

Purchased software assets are amortized using the straight-line method over the lesser of their estimated useful lives or the remaining license term.

Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the term of the lease.

As of December 31, 2016, remaining unamortized fixed assets consist primarily of computer equipment with original estimated useful lives of three to five years (see note 12).

f) Income taxes

Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing deferred tax assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company computes its federal income tax provision on a separate-company basis together with a portion of its state income tax provision for certain states in which it files separately. In addition, pursuant to a tax-sharing agreement, the Company records expense allocations from FIS for its share of state income tax expense attributable to its inclusion in the FIS' unitary state income tax returns. These amounts and the separately computed federal income tax provision described above are settled periodically with FIS.

The Company elected to be classified as a corporation for federal income tax purposes pursuant to Treasury Regulation §301.7701-3. As such, the Company is included in the consolidated federal and certain unitary state income tax returns of the Parent as a corporation, even though its legal form is a limited liability company.

ASC 740 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. As of December 31, 2016, the Company had unrecognized tax benefits, net of federal benefits of approximately $650,000, which if recognized, would favorably affect the effective tax rate. In addition, the Company has recorded accrued interest, net of federal benefits of $438,935.

Under the tax sharing agreement, liabilities for unrecognized tax benefits in jurisdictions where consolidated federal income tax or unitary state income tax returns are filed by FIS are retained at the Parent company level.

Tax years after 2012 remain open for examination by the Internal Revenue Service. Tax years after 2007 remain open by various state and local jurisdictions. The Company anticipates that it is reasonably possible that between $0 and $650,000 of unrecognized tax benefits may be resolved within the next 12 months.

g) Fair value measurements

Money market mutual funds are carried at market value based on the reported net asset value per share of the respective fund, which are Level 1 inputs pursuant to ASC 820, *Fair Value Measurements and Disclosures* (ASC 820). At December 31, 2016, the Company had an investment in a money market fund of $1,093,825 included in cash and cash equivalents on the statement of financial condition.

The Company had no Level 2 or Level 3 financial instruments at December 31, 2016. There were no transfers between Level 2 and 3 during the year ended December 31, 2016.

3. New Accounting Pronouncements

The following new accounting pronouncements are not yet effective and the Company is still evaluating the impact of the Company's financial statements.

a) Restricted Cash

On November 17, 2016, the FASB issued Accounting Standards Update No. 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash*, a consensus of the FASB's Emerging Issues Task Force (the "Task Force"). The new standard requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions.

b) Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-12. The update provides a five-step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract. In addition, the standard requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The standard is effective for interim and annual periods beginning after December 15, 2017 and early adoption is prohibited. The standard may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment at the date of adoption. The Company is currently evaluating the impact of the standard on its results of operations and financial condition.

c) Compensation – Stock Compensation

In June 2014, the FASB issued ASU No. 2014-12 Accounting for Share-Based Payments When the Terms of the Award Provide that a Performance Target Could be Achieved after the Requisite Service updated the accounting standards related to stock compensation. The update clarifies the accounting for share-based payments with a performance target that could be achieved after the requisite service period. Specifically, the update specifies the performance target should not be reflected in estimating the grant-date fair value of the award. Instead, the probability of achieving the performance target should impact vesting of the award. The adoption of the standard has not had a material impact on the Company's results of operations and financial condition.

4. Cash and Cash Equivalents

At December 31, 2016, cash and cash equivalents consists of cash in bank accounts of $43,108,279 and $1,093,825 in a money market fund, which is at fair value.

5. Cash and securities segregated under federal regulations

At December 31, 2016, the Company had cash of $261,813 segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission which approximates fair value.

6. Employee Compensation and Benefits

Equity Incentive Plans
Under the Parent's time-based and performance-based equity incentive plans, awards, or options to purchase shares of stock may be granted to key employees. Time-based options are subject to a three-year to five-year vesting schedule depending upon the terms of the individual award. Performance-based options vest upon attainment of certain annual and cumulative earnings goals. Both time-based and performance-based options are granted for a ten-year term.

Retirement Plan
The Company participates in the Parent's 401(k) defined contribution Plan (the "Plan") covering substantially all Company employees. The Plan provides that contributions by Company employees are matched with cash contributions by the Company subject to certain limitations including a limitation on the Company's contribution to 3% of the first 6% of the employee's contribution.

Employee Stock Purchase Plan
The Company participates in the Parent's Employee Stock Purchase Program ("ESPP") covering substantially all Company employees. The ESPP provides that contributions by Company employees are matched with cash contributions by the Company subject to certain limitations including a one-year vesting and a limitation on the Company's contribution to 25% of the of the employee's contribution.

7. Income Taxes

As of December 31, 2016, the Company had a long term Federal and state deferred tax asset of $9,457,932. The significant component of the net deferred tax asset relates primarily to identifiable

intangible assets. The Company has concluded that it is more likely than not that the deferred tax asset will be realized and, therefore, no valuation allowance is required.

In addition, as of December 31, 2016, the Company had an income tax payable to the Parent and state and local tax authorities of $2,993,413 included in due to Parent and affiliates on the statement of financial condition.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintains minimum net capital, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2016, the Company had net capital of $30,972,679, which exceeded its minimum requirement of $250,000 by $30,722,679. The rule of applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

The Company claims exemption from SEC rule 15c3-3 under provision (k)(2)(ii).

9. Commitments and Contingencies

The Company leases office space under lease agreements expiring in 2017. Certain leases contain provision for rent escalation.

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company in its normal course of business may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes the risk of loss related to these arrangements is remote.

10. Financial Instruments with Off-Balance Sheet Risk and Market Risk

The Company clears all of its customers' securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from its customers' failure to fulfill their contractual obligations.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. The Company is unable to determine the maximum exposure related to this indemnification.

In addition, the Company has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations.

The Company maintains deposits at a bank in excess of federally insured limits.

11. Related Party Transactions

At December 31, 2016, the amount payable to Parent and affiliates represent such amounts payable by the Company and receivables from affiliates represent amounts due to the Company.

The Company pays administrative fees to FIS and to an affiliate of the Parent.

The Company also reimburses the Parent and affiliates of the Parent for medical and dental insurance premiums, professional services and other expenses paid on its behalf.

The Company reimburses affiliates for rent paid on its behalf for certain of its New York, Jersey City, and Connecticut offices.

The Company pays various affiliates for services for securities transaction processing, data storage and communications.

State business minimum tax payments made by the Parent or affiliates that related to the Company's activities in a number of states are allocated to the Company.

All material payable and receivable balances as of December 31, 2016, between the Company and Parent or affiliates are separately disclosed on the statement of financial condition.

12. Furniture, equipment, software and leasehold improvements

At of December 31, 2016, furniture, equipment, software and leasehold improvements included the following:

Equipment	$ 19,841,465
Software	16,858,006
Furniture and fixtures	1,017,554
Leasehold improvements	980,277
	38,697,303
Accumulated depreciation and amortization	(29,292,447)
	$ 9,404,856

13. Subsequent Events

On January 31, 2017, the Company paid cash distribution of $4,750,000 to FIS Investment Ventures LLC.

Management has evaluated all subsequent transactions and events after the date of the statement of financial condition through February 24th, 2017, the date the financial statements were available to be issued and, except as disclosed herein, has determined that no additional items require disclosure.

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
FIS Brokerage & Securities Services LLC:

We have reviewed management's statements, included in the accompanying FIS Brokerage & Securities Services LLC Exemption Report (the Exemption Report), in which (1) FIS Brokerage & Securities Services LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii)\(the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 24, 2017

FIS

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
416

FIS Brokerage & Securities Services LLC's Exemption Report

SunGard Brokerage & Securities Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2016.

FIS Brokerage & Securities Services LLC

I, Jason M. Carver, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: Chief Financial Officer

February 24th, 2017

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

SEC
Mail Processing
Section

FEB 28 2017

Washington DC
416

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
FIS Brokerage & Securities Services LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to SIPC for the year ended December 31, 2016, which were agreed to by FIS Brokerage & Securities Services LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2016, and noted a difference of $510,208. The Company has indicated this difference represents the total of the trial balance accounts, as follows: 42210 (Bkr/Dlr Fees-Credit Memo) of $615,261, account 42015 (Bkr/Dlr Comm-Reserve) of $1,586, account 42215 (Bkr/Dlr Fees-Reserve) of ($111,394), and account 70102 (Interest Income–External) of ($4,754), with a remaining difference of $9,509.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 24, 2017

FIS Brokerage & Securities Services LLC
Statement of Financial Condition
December 31, 2016
Available for Public Inspection